

AMO

ADVANCED MEDICAL OPTICS ANNUAL REPORT '04

Advanced Medical Optics (AMO) is a global leader focused on medical devices for the eye. Our ophthalmic surgical product line includes intraocular lenses, insertion systems, phacoemulsification systems, viscoelastics and microkeratomes used in cataract and refractive surgical procedures. Our eye care product line includes contact lens cleaning and disinfecting solutions, contact lens rewetting drops and contact lenses. Based in Santa Ana, California, we employ approximately 2,860 people worldwide. We have operations in 20 countries and a presence in more than 60 countries. For more information, visit www.amo-inc.com.

(in millions, except percentages and per share amounts)	2004	2003	2002
SALES BY BUSINESS			
Ophthalmic surgical	$ 413.4	$ 306.5	$ 270.4
Eye care	328.7	295.0	267.7
Total sales	$ 742.1	$ 601.5	$ 538.1
SALES MIX BY REGION			
Americas	29%	30%	33%
Europe/Africa/Middle East	36%	35%	32%
Japan	26%	27%	27%
Asia Pacific	9%	8%	8%
EARNINGS HIGHLIGHTS			
Net earnings (loss)	$ (129.4)	$ 10.4	$ 25.9
Net diluted earnings (loss) per share	(3.89)[(a)]	0.35[(b)]	—[(c)]
CASH FLOW HIGHLIGHTS			
Cash from operations	$ 39.7	$ 48.0	$ 126.9
BALANCE SHEET HIGHLIGHTS			
Cash and equivalents	$ 49.5	$ 46.1	$ 80.6
Trade receivables, net	189.5	130.4	121.6
Inventory	85.0	41.6	46.1
Total assets	1,076.5	461.3	463.2
Long-term debt, aggregate principal amount	552.6	233.3	275.0
Stockholders' equity	276.3	93.2	65.7

(a) The 2004 net diluted loss per share of $3.89 includes special charges of $4.50 per share as a result of the following items: a $0.49 impact related to a manufacturing profit capitalized in inventory and expensed as a result of purchase accounting applied to the acquisition of the Pfizer ophthalmic surgical business; a $0.03 impact related to a charge to terminate a distributor contract following a decision to move to a direct sales model in Belgium as a direct result of the acquisition of the Pfizer ophthalmic surgical business; a $0.01 impact related to a charge for severance paid to certain AMO employees whose positions were made redundant due to completion of the Pfizer acquisition; a $0.72 impact related to a charge associated with in-process R&D expenses as a result of purchase accounting applied to the acquisition of the Pfizer ophthalmic surgical business; and a $3.25 impact related to charges and costs associated with the financing transactions and recapitalization to fund the acquisition of the Pfizer ophthalmic surgical business, including the prepayment of a Japan term loan, prepayment of $55.0 million of a Term B loan, repurchase of $70 million of 9.25% senior subordinated notes and exchange for stock and cash of approximately $131.4 million in aggregate principal amount of 3.5% convertible senior subordinated notes. As we recorded a net loss for the year, the net diluted loss per share excludes the $0.58 per share effect of dilutive shares as the impact would be anti-dilutive. The loss per share also excludes the $0.05 per share effect related to interest expense on the 3.5% convertible senior subordinated notes as the impact would be anti-dilutive.

(b) The 2003 net diluted earnings per share of $0.35 includes a net decrease of $0.40 as a result of a recapitalization related to the prepayment of a term loan and the repurchase of $130.0 million of 9.25% senior subordinated notes and the pro-rata write-off of debt issuance costs and write-off of original issue discount net of the net realized gain on interest rate swaps. Earnings per share also excludes the $0.01 per share effect related to interest expense on the 3.5% convertible senior subordinated notes as the impact would be anti-dilutive.

(c) 2002 information is not presented as AMO's operations were part of Allergan's through close of business on June 28, 2002.

FINANCIAL HIGHLIGHTS *(dollars in millions)*

REVENUE GROWTH


700
600
500
400
300
200
100
'04
'03
'02
$ 538.1
$ 601.5 (12%)
$ 742.1 (23%)

R&D SPENDING


40
30
20
10
'04
'03
'02
$ 29.9
$ 37.4 (25%)
$ 45.6 (22%)

MARKET CAPITALIZATION


1,500
1,000
500
'04
'03
'02
$ 466.4
$ 765.1 (64%)
$ 1,603.1 (110%)

Science is a system of inquiry—a method for looking at the world and finding the facts. Science engages the mind in exploration and discovery, relying on rigorous standards, analytical thinking and sound evidence that can be verified and quantified. Unleashing the power of scientific discovery requires the necessary skill and knowledge to transition innovations from laboratory to market, and a commitment to constant evaluation, examination and improvement. It is science that drives AMO. We are a global medical device leader focused on the discovery and delivery of innovative vision technologies that optimize the quality of life for people of all ages.



FELLOW
STOCKHOLDERS

At AMO, everything we do begins with our customers. Thousands of ophthalmologists, optometrists and opticians around the world rely on us for innovations that help them improve the quality of vision for people of all ages. We spend countless hours observing and listening to customers to understand their most critical needs. Armed with this knowledge, we search for the best ideas, coupling our internal research with acquisitions and partnerships to spur a continuous flow of innovations. We bring technologies to market using stringent quality and production standards and an efficient global distribution network. Our broad portfolio is in a constant state of renewal as we challenge ourselves to refine existing products and discover new ones that improve practitioner productivity and patient outcomes. We are building a vibrant organization that creates value by advancing the science of vision care. Our 2004 accomplishments underscore our commitment to this mission, and our financial performance demonstrates that our strategy is working.

KEY 2004 HIGHLIGHTS

The seminal development of 2004 was our acquisition and integration of the Pfizer ophthalmic surgical business. This transaction was an ideal strategic fit for AMO. It filled a critical gap in our product lineup with the prized Healon® line of viscoelastics, propelling us into the No. 2 global market share position in the category. It added to AMO's armamentarium several distinct intraocular lens (IOL) technologies, including the technically advanced Tecnis® lens. The transaction also facilitated our entry into the glaucoma market with the Baerveldt® implant. To finance the acquisition, we recapitalized our balance sheet in a manner that increased stockholders' equity, reduced interest rate exposure and preserved our financial flexibility.

We capitalized on our R&D pipeline, launching 11 new products. We also entered strategic partnerships to accelerate our pursuit of new opportunities such as foldable phakic implants, accommodating IOLs and contact lenses.

We continued to build our eye care manufacturing capability to transition away from our former parent in June 2005. Production lines at our facilities in Spain and China are now operational and will soon be generating nearly all of our eye care products for customers around the world.

We achieved worldwide adoption of a new centralized operating model. This streamlined structure is improving productivity, better leveraging our global infrastructure and creating a scalable platform for growth, both organically and through acquisition.

SEIZE THE BEST IDEAS

True innovators are on a constant quest for the best new ideas. Success requires diligence, determination, measured risk-taking and a willingness to look beyond traditional confines. At AMO, we ensure the company pursues the most promising technologies by continually increasing our investment in R&D, while also forging strategic alliances and partnerships and identifying acquisition opportunities. By complementing internal R&D with corporate development, we deliver a comprehensive set of superior products and build a robust pipeline of new innovations that advance the science of vision care.

ADDRESS REAL NEEDS

True innovators succeed when they transform theoretical concepts into practical solutions that improve the quality of life. This requires not only scientific and technical skills, but also a firm understanding of the end user and a dedication to genuine progress. AMO's researchers, scientists and engineers spend countless hours observing and listening to ophthalmic surgeons and optometrists in order to deliver breakthrough technologies that address the industry's most critical unmet needs. Our fundamental tenet is to improve practitioner productivity and achieve better patient outcomes.

We capped 2004 with an agreement to acquire VISX, Incorporated, the world leader in laser vision correction. The transaction will position AMO as the No. 1 global refractive surgical company and set us on a path to surpass the $1 billion annual revenue milestone. Combining our existing franchises with VISX's laser business will create in AMO a unique competitor with the ability to surround our customers with cutting-edge technologies. This transaction remains subject to conditions to closing.

Net revenue in 2004 was $742.1 million, up 23.4 percent versus 2003. Our growth was fueled by the Pfizer acquisition, favorable foreign currency impacts and strong demand for our proprietary branded eye care and surgical products in each of our four geographic regions.

The Pfizer acquisition and corresponding recapitalization created various special charges that resulted in a net loss under generally accepted accounting principles (GAAP) of $129.4 million, or a net loss of $3.89 per share, compared to GAAP net income of $10.4 million, or $0.35 per diluted share, for 2003.

Our financial and operational performance in 2004 helped lift our market capitalization more than 100 percent, to $1.6 billion at the end of the year.

COMPETITIVE POSITION

AMO's competitive position is stronger than ever. Our product offering is among the industry's most comprehensive and includes some of its most recognized and trusted brands. Our global footprint promotes efficient sales and service to customers around the world. We are a leader in large markets where innovation and favorable demographics drive growth.

Our strategy for sharpening our competitive edge is illustrated in the *Vision Care Life Cycle*, which depicts the continuum of vision care that begins with teens and young adults wearing contact lenses, encompasses baby boomers looking for independence from eyeglasses and extends to seniors suffering from cataracts or glaucoma. We are constantly populating this *Vision Care Life Cycle* with the latest technologies that practitioners use to address the needs of each patient segment. The *Vision Care Life Cycle* also illuminates how our franchises — cataract, refractive and eye care — combine to create a robust platform for growth.

VISION CARE LIFE CYCLE



AGE 10
20
30
40
50
60
70
80
REFRACTIVE
Excimer Lasers*
Microkeratomes
Phakic IOLs
REFRACTIVE / CATARACT
Accommodating IOLs
Multifocal IOLs
Phacoemulsification Systems
Viscoelastics
CATARACT
Monofocal IOLs
EYE CARE
Contact Lenses
Contact Lens Care Solutions
Lubricants
GLAUCOMA / OTHER
Glaucoma Implants
Vitreoretinal Systems
*pending completion of VISX transaction



For example:

Our franchises connect us to a full range of eye care practitioners. Our refractive and cataract franchises link us directly to practicing ophthalmologists. Similarly, our eye care franchise builds strong relationships with optometrists and opticians who not only recommend contact lenses and lens care solutions to patients but also provide information and referrals regarding cataract and refractive procedures. We are using our strong relationships across these various disciplines to open communication lines, create cross-selling opportunities and enhance practitioners' understanding of the full scope of our eye care, refractive and cataract technologies.

Our R&D expertise benefits multiple franchises. IOL technology — long the mainstay of cataract surgery — is expanding to address correction of refractive conditions as well. AMO pioneered the concept of multifocal IOLs in the 1990s with the Array® lens and, today, we market more refractive IOL designs than any other competitor. Our ability to leverage our technical skill and knowledge in advanced optical research and design, biomedical engineering and biomaterials research is helping us remain at the forefront of both cataract and refractive IOL innovation.

Our franchises combine to create a balanced risk/reward profile. Our eye care and cataract franchises are leaders in large, well-established and moderately growing global markets. They provide stable revenue growth, attractive margins and predictable cash flows. With the addition of VISX in 2005, our refractive franchise will be poised to lead in shaping the burgeoning refractive surgical market. This is a higher-growth, higher-margin market driven by a motivated and expanding patient base seeking quality, spectacle-free vision. Combined, our franchises provide diversified yet complementary sources of sustained growth in revenue, earnings and cash flow.

SUSTAINED TECHNOLOGY LEADERSHIP

Technology is our lifeblood and we are committed to continuous innovation. That means delivering enhancements to existing products about every 12 to 18 months, and introducing entirely new platforms for core technologies about every three to five years.

We see great sources of innovation everywhere and have structured AMO to aggressively pursue the most promising ones. Our R&D, corporate development and strategic planning functions are organized under single leadership in a group called *Strategy & Technology*. With this approach, we combine internal opportunities with external deal flow, concentrating in-house resources on projects that best exploit our core competencies while looking outside for strategic opportunities that expand our portfolio.

Key 2004 product launches in various markets around the world included the Tecnis® Multifocal IOL, the Gemini™ vitreoretinal system, an advanced blink™ Contacts rewetter, the Verisyse™ phakic IOL and a multilingual version of the Sovereign® Compact system with WhiteStar® technology. We also entered into an

SPEED INNOVATIONS TO MARKET

In the realm of medical devices, unleashing the power of scientific discovery relies on transitioning innovations from laboratory to market. This is a complex, multidisciplinary process that often determines whether a technology achieves rapid adoption or languishes in mediocrity. At AMO, we adhere to stringent quality and production standards and bring together all the essential elements—from state-of-the-art manufacturing facilities to sophisticated information technology systems to extensive practitioner education and peer-to-peer research—to deliver our products around the world. Our streamlined global infrastructure is designed for seamless and efficient commercialization of new inventions.




y
z
x

PRACTICE CONSTANT EVALUATION AND IMPROVEMENT

Good science relies on testing and retesting, on persistent evaluation, examination and refinement. Never satisfied with the status quo, scientists thrive on continual improvement. At AMO, we challenge ourselves to stay at the cutting edge of innovation by constantly strengthening and enhancing our existing technologies, while developing the next generation of innovations that will drive the science of vision care forward. AMO's differentiated product offering is among the industry's most comprehensive and advanced, and our commitment to continuous innovation ensures that we maintain our position as a global vision care leader.

agreement with Quest Vision Technologies, Inc. to develop accommodating IOL designs, expanded our relationship with OPHTEC USA, Inc., to include the design of the next foldable phakic IOL, and secured exclusive rights to sell a monthly hydrogel contact lens from CooperVision Limited. Our 2005 pipeline features an equally strong lineup of technologies, and our appetite for strategic alliances remains strong.

HIGH-PERFORMANCE ORGANIZATION

We are making significant strides to transform AMO into a high-performance organization. Through our centralized operating model introduced at the beginning of 2004, we are achieving greater simplicity and productivity with more efficient procurement, logistical planning and supply chain management, as well as standardized customer service practices and harmonized global marketing. We are also implementing numerous initiatives to improve the scope, capacity utilization and throughput of our manufacturing operations. To ensure our decision-makers have the best information and are focused on the most important value drivers, we are enhancing our information systems and establishing key productivity metrics to gauge our progress.

These are some of the initiatives we are pursuing to establish optimal business processes that speed innovations to customers, while maximizing our cash and energies for investment in our future and delivering industry-leading financial performance to stockholders. We are beginning to see benefits in the pacing of new product introductions, expanding margins, increased free cash flow and other areas.

In closing, our competitive position in the global market, focus on technological leadership and efficient global organization are firmly positioning AMO for growth. Our foundation is strong and our best opportunities are still ahead.

As we prepare for the close of our transaction with VISX, we look forward to welcoming the VISX team to our organization and to adding Liz Dávila, VISX's chairman and chief executive officer, to our board of directors. She will join a board that honors its corporate governance practices and serves stockholders through a wealth of industry knowledge, financial experience and business management achievements — not just at board meetings but throughout the year as ongoing resources to AMO's executive leadership team.

We thank our employees around the world who repeatedly prove their ability to execute with discipline and focus, and set high standards for quality, reliability and consistency. As always, we extend our deep appreciation to customers for the confidence and insights they continue to offer us. Finally, we thank you, our stockholders, for your support and interest in AMO.

Sincerely,

William R. Grant

WILLIAM R. GRANT
Chairman

Jim V. Mazzo

JAMES V. MAZZO
President & Chief Executive Officer

MARKET DYNAMICS

> CATARACT
(see page 12)

> Worldwide aging is fueling demand for innovations that enhance the safety, efficacy and efficiency of cataract procedures.

> Cataract is the leading cause of blindness, affecting half of all people over age 60. This demographic group is growing faster than any other segment. By 2050, 20% of the world's population will be over 60, compared to 10% in 2000.[1]

> Cataract is the most common condition for which eye care services are sought, accounting for 43% of visits to ophthalmologists and optometrists combined.[2]

> Enhancements to cataract patients' quality of life enable each patient to contribute $95,000 more in economic productivity than they would have without surgery.[3]

> Cataract surgery is usually performed on an outpatient basis and has a 98% overall success rate.[4]

> REFRACTIVE
(see page 14)

> Technical advancements that improve vision quality, along with an increase in the number of people seeking spectacle-independence, are fueling refractive surgery demand.

> More than 50% of the population has some form of refractive error, split relatively evenly between hyperopia and myopia. Astigmatism often occurs in conjunction with one of these.[5]

> Onset of presbyopia, age-related decline in focusing ability, typically occurs around age 40. With few surgical options available, most presbyopes rely on readers or bifocals.

> Approximately 3% of the U.S. vision-corrected population has undergone some form of refractive surgery, with the vast majority still dependent on eyeglasses or contact lenses.

> LASIK is the most popular method for surgical vision correction, spurred recently by new wavefront-guided technology. Refractive IOLs make up a small but expanding segment.

> In the U.S., the cost of refractive surgery ranges from approximately $1,500 to $3,500 per eye, and is typically borne by the patient.

> EYE CARE
(see page 16)

> New contact lens fits and the introduction of lens and lens care technologies that enhance overall comfort are driving growth in the eye care segment.

> Roughly 100 million people worldwide wear contact lenses and most new fits are among teens and young adults, the second-fastest growing demographic group.

> The worldwide soft contact lens market is growing approximately 8% to 10% annually, driven by the advent of new lens materials and specialty lenses such as torics and multifocals.

> Long-term satisfaction among contact lens wearers depends largely on reducing dryness and discomfort — the primary reasons cited for discontinuing wear.

> Convenient, single-bottle multipurpose solution is the most common lens care regimen. Hydrogen peroxide systems, which have powerful disinfecting capabilities, remain a strong segment in Japan and parts of Europe.

1 United Nations (2003)
2 National Advisory Eye Council (1998)
3 Cutler, David M., and McClellan, M. "Is Technological Change in Medicine Worth It?" *Health Affairs* (2001)
4 American Society of Cataract and Refractive Surgery
5 U.S. Census Bureau, American Academy of Ophthalmology (1998)

KEY TECHNOLOGIES

Sovereign® system with WhiteStar® technology Phacoemulsification system that uses microbursts of ultrasonic energy to emulsify and extract the patient's natural lens. Provides maximum cutting efficiency with less heat and turbulence, resulting in clearer corneas following surgery.

Healon® Family of viscoelastics offering a wide range of functionality and used to create space, move tissue and protect ocular surfaces during cataract procedures. Provides exceptional clarity, reliability and performance.

Tecnis® Monofocal IOL with modified prolate design for reduced spherical aberrations. The first and only lens with an FDA claim for improved functional vision.

Sensar® Acrylic monofocal IOL with patented Opti-Edge™ design with uninterrupted 360-degrees barrier protection. Designed to minimize edge glare.

Unfolder® Series of implantation systems that provide surgeons smooth, sterile insertion of IOL.

EXPECTED 2005 LAUNCH HIGHLIGHTS

WhiteStar® ICE technology (U.S., Europe, Asia Pacific)

Tecnis® IOL (Japan)

Tecnis® IOL on acrylic platform (Global)

Next generation viscoelastic (U.S., Europe)

Verisyse™ Phakic IOL used to correct moderate to severe myopia. Implanted into the eye's anterior chamber, behind the cornea and in front of the iris. First phakic IOL to receive FDA approval.

Tecnis® Multifocal Multifocal IOL with a diffractive pattern on one side and modified prolate (aspheric) surface on the other. Provides near, intermediate and distance vision. Currently sold in Europe with CE Mark for correction of presbyopia.

ReZoom™ Multifocal IOL that uses a series of optical zones to imitate the eye's natural ability to provide near, intermediate and distance vision. This second-generation multifocal lens technology is designed to minimize unwanted visual symptoms. Currently sold in Europe with CE Mark for correction of presbyopia.

Amadeus™ Computer-controlled microkeratome used to create a flap in the outer layer of the patient's cornea during LASIK procedures.

Amadeus™ II microkeratome (Global)

Epi-LASIK feature on Amadeus™ II (Global)

ReZoom™ IOL (U.S.)

COMPLETE® MoisturePLUS™ The first multipurpose solution with two artificial tear ingredients, designed to alleviate discomfort and dryness for contact lens wearers. Includes electrolytes and taurine, an amino acid naturally found in tears and ocular tissue.

blink™ Contacts Eye drops used by contact lens wearers to revitalize, refresh and soothe dry eyes. Contains hyaluronate, a naturally occurring compound in ocular tissue.

Oxysept® 1 Step Hydrogen peroxide-based disinfection system for soft contact lenses. Also sold under Consept® 1 Step and Ultracare® brand names.

COMPLETE® Aquavision™ Soft, ultra-stable hydrogel, monthly disposable contact lens that mimics the hydration properties of the cornea. Provides strong water-binding forces and is highly compatible with COMPLETE® MoisturePLUS™ solution.

COMPLETE® 10-Minutes solution (Japan)

blink™ Contacts eye drops (Asia Pacific)

COMPLETE® Aquavision™ contact lenses (Asia Pacific)

BLINK-N-CLEAN® rewetter (Japan)

CATARACT

RESTORING QUALITY VISION

Poor vision from cataracts affects half of all people over 60 — the world's fastest-growing demographic group. The United Nations estimates that the number of people 60 and over will expand more than threefold by 2050 to nearly 2 billion people, accounting for over 20 percent of the global population. AMO is addressing this need with innovations that help ophthalmologists restore the best quality vision to patients, while making cataract surgery less invasive, faster and easier to perform.

GLOBAL BRAND STRENGTH

No company has a more comprehensive set of cataract surgery technologies than AMO. Ophthalmologists rely on our brands for the safety and efficacy they provide, and the science that stands behind them. We've earned our reputation as an innovation leader by focusing on the core technologies that most influence ophthalmologists' productivity and patients' satisfaction. We eschew faddish ideas that aren't supported by science, concentrating on real solutions that deliver tangible benefits. Rather than forcing a "one size fits all" mentality on customers, we offer a variety of proven options to address a full range of surgeon preferences and techniques.

Poor vision from cataracts affects half of all people over 60—the world's fastest-growing demographic group.

CORE TECHNOLOGIES

Phacoemulsification is an ultrasonic process that emulsifies and extracts the patient's hard, cloudy natural lens. Our Sovereign® system with WhiteStar® technology first introduced surgeons to "cold phaco," which achieves fast, efficient lens removal with minimal heat and turbulence through finely modulated micro-bursts of energy. This means less trauma to the eye, clearer vision the first day following surgery and fewer postoperative visits. We offer both the full-sized Sovereign® system and the smaller, more portable Sovereign® Compact system. With both systems, we keep customers on the leading edge of technology through regular WhiteStar® software upgrades that enhance programmability, ease of use and functionality.

Viscoelastics are used during cataract surgery to create space and cushion delicate ocular tissue. The breadth of AMO's viscoelastic offering, featuring the Healon® and Vitrax® brands, is unmatched in the industry and includes four distinct products — from extremely low molecular weight for maximum endothelial cell protection to the highest molecular weight for increased anterior chamber expansion and maintenance. Our viscoelastic line serves the full range of ocular surgery needs.

IOLs replace a cataract patient's natural lens. AMO offers technically advanced IOLs on both acrylic and silicone platforms. Our current top-seller, the acrylic Sensar® with OptiEdge™ lens is preferred by surgeons because the squared posterior edge is designed to minimize edge glare and it provides uninterrupted 360-degrees barrier protection. Our other premier IOL, the Tecnis® lens, features a modified prolate design for reduced spherical aberrations. The U.S. Food and Drug Administration (FDA) recently gave the Tecnis® lens a unique claim for reduced spherical aberrations and improved functional vision.



TECHNOLOGIES THAT SET US APART

TECNIS® IOL

Visual performance degrades with age. This includes a loss of functional vision, which is caused by an increase in the optical aberrations of the eye and presents itself as difficulty seeing in low light. Cataract patients with reduced functional vision may be challenged driving at dusk or at night, experience trouble reading or doing work at close range or lack confidence navigating stairs or unfamiliar settings.

OUR DIFFERENTIATION

- **THE TECNIS® LENS IS THE FIRST AND ONLY IOL APPROVED BY THE FDA TO SIGNIFICANTLY REDUCE SPHERICAL ABERRATIONS FOR IMPROVED FUNCTIONAL VISION**
- **IT HAS THE POTENTIAL TO IMPROVE FUNCTIONAL VISION UNDER BOTH MESOPIC (LOW LIGHT) AND PHOTOPIC (DAYLIGHT) CONDITIONS**
- **THE TECNIS® LENS HAS A MODIFIED PROLATE ANTERIOR SURFACE THAT GRADUALLY FLATTENS TOWARD THE PERIPHERY**

KEY BENEFITS

- **IN A SIMULATED NIGHT DRIVING STUDY, PATIENTS VIEWING A RURAL ROAD THROUGH THE TECNIS® LENS IDENTIFIED A PEDESTRIAN SIGNIFICANTLY SOONER THAN THROUGH A TRADITIONAL SPHERICAL IOL**
- **THE TECNIS® LENS PROVIDED A 45-FOOT ADVANTAGE IN DETECTION AND IDENTIFICATION DISTANCE; AT 55 MPH, THIS WOULD PROVIDE AN ADDITIONAL 0.5 SECONDS TO PERCEIVE AND REACT TO A PEDESTRIAN HAZARD**
- **FINDINGS SUGGEST THAT THE TECNIS® LENS PROVIDES MEANINGFUL SAFETY BENEFITS FOR ELDERLY DRIVERS AND THOSE WITH WHOM THEY SHARE THE ROAD**

REFRACTIVE

NEW PARADIGM IN REFRACTIVE SURGERY

Nearly 60 percent of the global population requires some form of vision correction for myopia, hyperopia, astigmatism or presbyopia. The vast majority of this vision-corrected population still relies on eyeglasses or contact lenses, with roughly 3 percent opting for refractive surgical procedures to date.

People are motivated to have refractive surgery and willing to pay for the procedure because freedom from eyeglasses not only improves their physical appearance, but also enhances the quality and convenience of their daily lives. Today, laser vision correction is the predominant refractive surgical procedure. According to Market Scope, LASIK accounts for about 90 percent of all laser procedures with new innovations such as wavefront-guided LASIK increasing demand. Other refractive surgical options, including phakic, accommodating and multifocal IOLs, are also gaining in popularity as they become more advanced and regulatory approvals facilitate their entry into new markets.

The continuing flow of new technologies, worldwide aging and a rise in global affluence are expected to continue to drive refractive surgical market growth well into the future. For example, enormous untapped potential lies in the ability to successfully treat presbyopia, the natural loss of focusing ability that begins around age 40 and affects virtually everyone over age 50. This opportunity is particularly apparent among baby boomers — the millions of people known for reshaping habits, styles and attitudes toward aging — who are now between the ages of 40 and 59 and looking for viable alternatives to reading glasses and bifocals.

GLOBAL MARKET LEADERSHIP

AMO intends to seize the opportunities inherent in this dynamic market by using our global leadership position to create a new paradigm in refractive surgery. In 2005, we plan to acquire VISX, Incorporated, the global leader in laser vision correction, and establish AMO as the No. 1 global refractive surgical company in terms of total revenue, product breadth and market share.

The continuing flow of new technologies, worldwide aging and a rise in global affluence are expected to continue to drive refractive surgical market growth well into the future.

By combining VISX's superior laser technology, large installed base and exceptional service capability with AMO's global infrastructure, microkeratome technologies and refractive IOL portfolio, we are uniquely positioned to surround ophthalmologists with a full range of options and become a powerful force in the global market. In the United States, VISX commands a 60 percent share of the laser market, according to Market Scope. We plan to leverage their solid relationships with U.S. refractive surgeons to drive adoption of our refractive IOLs and cross-sell our Amadeus™ microkeratomes. Outside the United States, we plan to use AMO's large and well-established infrastructure in Europe, Asia Pacific and Japan to further penetrate VISX's presence in fast-growing international laser markets. Our strategy also calls for sustained investment in new refractive innovations that will propel this emerging market, robust sales and service capabilities that will meet the needs of our growing customer base and extensive clinical research that will demonstrate the scientific benefits of our technologies.

REFRACTIVE TECHNOLOGIES

AMO has the broadest offering of multifocal IOLs on the market today, including the Array®, ReZoom™ and Tecnis® Multifocal lenses, all of which are inserted into the capsular bag and replace the patient's natural lens. The Array® and ReZoom™ IOLs are refractive technologies, which means they use a series of optical zones to provide near, intermediate and distance vision. The Tecnis® Multifocal lens combines diffractive technology with a modified prolate (aspheric) surface. All are approved for correction of presbyopia in Europe. In addition, we recently received FDA approval for the Verisyse™ phakic IOL, the first and only technology of its kind to be released in the United States. The Verisyse™ lens is inserted into the anterior chamber between the cornea and iris to correct moderate to high myopia. According to a recent Leaming Study, which surveys members of the American Academy of Cataract and Refractive Surgeons, 71 percent of surveyed ophthalmologists indicated that they planned to start using phakic IOLs.

Our Amadeus™ microkeratome is used to create a corneal flap during LASIK procedures. Its ergonomic design, voice confirmation features and precise cutting ability provide surgeons the convenience and confidence they need during this critical phase of the LASIK procedure.

When completed, the VISX acquisition will add the world's leading LASIK brands to our armamentarium, including the CustomVue™ system, a wavefront-guided laser treatment that allows ophthalmologists to customize a procedure based on the specific refractive errors of each individual patient. The CustomVue™ system has the broadest FDA approval range on the market today, including treatment for hyperopia, myopia and astigmatism. It works in conjunction with the VISX WaveScan® diagnostic system that captures a comprehensive "fingerprint" of the patient's eyes, and the VISX STAR® laser system. VISX's custom technology has the potential to improve vision beyond correction with contact lenses or eyeglasses.



TECHNOLOGIES THAT SET US APART

VERISYSE™ PHAKIC IOL

Individuals with extreme myopia, or nearsightedness, have few vision correction options. Not only are they typically not good candidates for LASIK surgery, but their correction often requires very thick eyeglasses that minify images and offer a limited visual field. Contact lenses also present challenges and it is not uncommon for extreme myopes to develop intolerances to them.

OUR DIFFERENTIATION

> THE VERISYSE™ LENS IS THE FIRST AND ONLY PHAKIC IOL APPROVED BY THE FDA FOR USE IN THE UNITED STATES

> THE VERISYSE™ LENS PROVIDES SAFE, PROVEN AND PRECISE CORRECTION OF MODERATE TO HIGH MYOPIA (-5 TO -20 DIOPTERS)

> THE VERISYSE™ LENS DESIGN HAS THE LONGEST HUMAN EXPERIENCE OF ANY PHAKIC IOL; MORE THAN 150,000 LENSES HAVE BEEN IMPLANTED SINCE ITS INTRODUCTION IN EUROPE 15 YEARS AGO

KEY BENEFITS

> THE VERISYSE™ LENS IS INSERTED INTO THE ANTERIOR CHAMBER, BEHIND THE CORNEA AND IN FRONT OF THE IRIS

> IT WILL NOT ROTATE ONCE FIXATED IN THE EYE AND CAN BE SAFELY REMOVED IF DESIRED

> PATIENT RECOVERY IS FAST WITH EXCELLENT VISUAL ACUITY ACHIEVED ALMOST IMMEDIATELY AFTER SURGERY

EYE CARE

THE SCIENCE OF EYE CARE

Roughly 100 million people worldwide use contact lenses. Most wear soft contact lenses that are removed at the end of each day and discarded after several weeks of use. These are popular because their high water content enhances comfort and their frequent-replacement cycle makes them low maintenance.

While the United States represents the single largest contact lens market, approximately 60 percent of all contact lens wearers are outside the U.S. Global growth trends are favorable and particularly strong in China and other Asia Pacific countries undergoing rapid economic expansion. Also fueling the market are new lens materials that provide improved comfort characteristics, specialty lenses such as torics and multifocals, and a growing teen and young adult population that is the source of most new fits. Growth in contact lenses obviously translates into demand for contact lens care products. Most contact lens wearers use a multipurpose solution — a convenient, single-bottle regimen. While use of the more elaborate hydrogen peroxide-based system has diminished in recent years, it remains popular in Japan and parts of Europe where contact lens wearers like its powerful disinfecting capabilities and preservative-free nature.

AMO's large and growing eye care franchise is rooted in the fundamental commitment we share with practitioners: to provide patients the best possible visual acuity and comfort while maintaining good ocular health.

COMFORT AND OCULAR HEALTH

AMO's large and growing eye care franchise is rooted in the fundamental commitment we share with practitioners: to provide patients the best possible visual acuity and comfort while maintaining good ocular health. Our proficiency in formulation chemistry dates back more than 50 years and we have become an industry leader through an unwavering dedication to technology. Our chemists and microbiologists are constantly working to devise unique formulations with ingredients proven to protect and lubricate ocular surfaces, relieve dryness and irritation and increase overall contact lens comfort. We concentrate our selling efforts on optometrists and other eye care practitioners who dispense contact lenses, educating them on the science-based benefits of our products and the clinical studies that prove their safety and efficacy. By demonstrating that our solutions can increase patient satisfaction and stem the rate of dropouts, we greatly enhance the likelihood that practitioners will recommend our solutions over competing brands. Our growth strategies include continuing to develop advanced contact lens care solutions, while leveraging our global infrastructure and core competencies to expand into new areas. For example, we recently launched a contact lens in Europe and parts of Asia Pacific, where we enjoy broad brand recognition and operate large distribution networks. In addition, in June 2005, our non-competition agreement with our former parent will expire, allowing us to explore entry into the over-the-counter artificial tear market.

LEADING TECHNOLOGIES

Solutions are used daily to remove debris, protein and mucus from contact lenses. AMO's COMPLETE® MoisturePLUS™ multipurpose solution not only cleans contact lenses but also helps prevent dryness and discomfort. It is the first to contain two FDA-recognized ophthalmic demulcents — propylene glycol and hydroxypropyl methylcellulose — which provide high water-binding capacity and prolonged lubrication for improved comfort. Clinical studies show that COMPLETE® MoisturePLUS™ solution retains surface fluid two to three times longer than major competing brands. AMO's hydrogen peroxide product — sold as the Oxysept® 1 Step, Consept® 1 Step and Ultracare® brands — is an easy-to-use system that prevents eye irritation while offering strong disinfecting properties.

Rewetting drops are used to lubricate contact lenses during wear to reduce dryness and enhance comfort. AMO's newest rewetter, blink™ Contacts, provides a higher concentration of sodium hyaluronate (HA) than any competing product. A naturally occurring compound in ocular tissue, HA leads to prolonged tear breakup time and longer-lasting contact lens comfort.

Generally speaking, the higher the water content of a contact lens material, the more comfortable the wearing experience. AMO recently marked its entry into the contact lens market with the introduction of COMPLETE® Aquavision™ monthly disposable contact lenses that offer strong water-binding forces for superior comfort. Manufactured from hioxifilicon A, a HEMA, and glycerol methacrylate (GMA) copolymer (HyGMA), COMPLETE® Aquavision™ lenses mimic the hydration properties of the cornea and retain moisture throughout the day. Clinical studies show that COMPLETE® Aquavision™ lenses retain five times more moisture than other disposable monthly lenses.

TECHNOLOGIES THAT SET US APART

BLINK™ CONTACTS EYE DROPS

Environmental situations, medical conditions and other factors can cause contact lenses to become dry and irritating. Contact lens wearers most often cite dryness and discomfort as the reasons for discontinuing use. To address this, optometrists recommend rewetting eye drops to freshen and soothe dry, tired eyes.

OUR DIFFERENTIATION

> BLINK™ CONTACTS EYE DROPS CONTAIN HYALURONATE, A NATURALLY OCCURRING SUBSTANCE IN THE EYE'S AQUEOUS AND VITREOUS HUMORS, AND THE PRINCIPAL INGREDIENT IN VISCOELASTICS USED IN OCULAR SURGERY

> HYALURONATE HAS BEEN SHOWN TO INCREASE STABILITY OF TEAR FILM, PROVIDE HIGH WATER-BINDING CAPACITY AND PROMOTE CORNEAL WOUND HEALING

> THE PATENTED BLINK® CONTACTS FORMULATION ALSO INCLUDES ELECTROLYTES, WHICH ARE SIMILAR TO THE BODY'S OWN TEARS AND HELP MAINTAIN CELL INTEGRITY FOR HEALTHY LENS WEAR

KEY BENEFITS

> CLINICAL STUDIES SHOW THAT, AFTER A SINGLE USE, BLINK™ CONTACTS EYE DROPS USERS WERE 4.7 TIMES MORE LIKELY TO GO THE REST OF THE DAY WITHOUT ADDITIONAL DROPS THAN WITH A LEADING COMPETITOR PRODUCT

> BLINK™ CONTACTS EYE DROPS PROVIDE MORE RELIEF, COMFORT AND LONGER LENS WEAR WITH SOFT AND RGP LENSES

> BY IMPROVING PATIENTS' LENS-WEARING EXPERIENCE, BLINK™ CONTACTS EYE DROPS HELP OPTOMETRISTS REDUCE THE RATE OF CONTACT LENS DROPOUTS


AMO
blink
Lubricant Eye Drops

CONDENSED CONSOLIDATED BALANCE SHEETS

As of December 31 *(in thousands, except share data)*	2004	2003
ASSETS		
Current assets		
Cash and equivalents	$ 49,455	$ 46,104
Trade receivables, net	189,465	130,423
Inventories	85,028	41,596
Deferred income taxes	40,250	24,124
Other current assets	12,627	10,245
Total current assets	376,825	252,492
Property, plant and equipment, net	118,639	68,136
Deferred income taxes	—	7,556
Other assets	41,825	27,079
Intangible assets, net	147,895	369
Goodwill	391,350	105,713
Total assets	$ 1,076,534	$ 461,345
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Current portion of long-term debt	$ 1,950	$ 2,328
Accounts payable	77,824	35,605
Accrued compensation	31,451	24,507
Other accrued expenses	67,042	46,866
Income taxes	15,656	5,995
Total current liabilities	193,923	115,301
Long-term debt, net of current portion	550,643	233,611
Deferred income taxes	29,570	—
Other liabilities	26,128	19,241
Commitments and contingencies		
Stockholders' equity		
Preferred stock, $.01 par value; authorized 5,000,000 shares, none issued	—	—
Common stock, $.01 par value; authorized 120,000,000 shares; issued 37,069,452 and 29,378,599 shares	371	294
Additional paid-in capital	310,437	54,064
Retained earnings (accumulated deficit)	(104,389)	24,981
Accumulated other comprehensive income	69,874	13,868
Less treasury stock, at cost (1,379 and 997 shares)	(23)	(15)
Total stockholders' equity	276,270	93,192
Total liabilities and stockholders' equity	$ 1,076,534	$ 461,345

See notes to consolidated financial statements and reports of independent registered public accounting firms in Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

Year ended December 31 *(in thousands, except per share data)*	2004	2003	2002
Net sales	$ 742,099	$ 601,453	$ 538,087
Cost of sales	306,164	227,811	204,338
Gross profit	435,935	373,642	333,749
Selling, general and administrative	329,197	276,695	235,977
Research and development	45,616	37,413	29,917
In-process research and development	28,100	—	—
Operating income	33,022	59,534	67,855
Non-operating expense			
Interest expense	26,933	24,224	13,764
Loss on investments, net	—	—	3,935
Unrealized loss on derivative instruments	403	246	3,199
Loss due to exchange of 3½% Convertible Senior Subordinated Notes due 2023	116,282	—	—
Other, net	10,620	17,802	2,385
	154,238	42,272	23,283
Earnings (loss) before income taxes	(121,216)	17,262	44,572
Provision for income taxes	8,154	6,905	18,662
Net earnings (loss)	$ (129,370)	$ 10,357	$ 25,910
Net earnings (loss) per share:			
Basic	$ (3.89)	$ 0.36	
Diluted	$ (3.89)	$ 0.35	
Weighted average number of shares outstanding:			
Basic	33,284	29,062	
Diluted	33,284	29,644	

CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME [LOSS]
(in thousands)

	Common Stock		Additional Paid-in Capital	Unearned Compensation
	Shares	*Par Value*		
BALANCE AT DECEMBER 31, 2001	—	$ —	$ —	$ —
Comprehensive income				
Net earnings prior to spin-off				
Net earnings subsequent to spin-off				
Other comprehensive income:				
Foreign currency translation adjustments				
Unrealized loss on derivative instruments qualifying as cash flow hedges, net of $814 of tax				
Total comprehensive income				
Issuance of common stock in connection with the spin-off	28,724	287	80,094	
Dividends and distributions to Allergan, Inc., net of advances and $17,513 of deferred tax assets resulting from the spin-off			(32,639)	
Purchase of treasury stock, at cost				
BALANCE AT DECEMBER 31, 2002	28,724	287	47,455	—
Comprehensive income				
Net earnings				
Other comprehensive income:				
Foreign currency translation adjustments, net of $6,598 of tax				
Unrealized gain on derivative instruments qualifying as cash flow hedges, net of $1,745 of tax				
Reclassification adjustment for realized loss on derivatives included in net earnings, net of $928 of tax				
Total comprehensive income				
Issuance of common stock under stock option plan	426	4	3,794	
Issuance of common stock under stock purchase plans	217	2	2,040	
Issuance of restricted stock	12	1	165	(166)
Expense of compensation plan				102
Tax benefits from employee stock plans			674	
Purchase of treasury stock, at cost				
BALANCE AT DECEMBER 31, 2003	29,379	294	54,128	(64)
Comprehensive loss				
Net loss				
Other comprehensive income:				
Foreign currency translation adjustments				
Unrealized gain on derivative instrument qualifying as cash flow hedge, net of $112 of tax				
Total comprehensive loss				
Issuance of common stock in connection with convertible note exchanges	7,021	70	243,881	
Issuance of common stock under stock option plan	490	5	4,934	
Issuance of common stock under stock purchase plans	171	2	3,051	
Issuance of restricted stock	8		265	(265)
Expense of compensation plan				219
Tax benefits from employee stock plans			4,288	
Purchase of treasury stock, at cost				
BALANCE AT DECEMBER 31, 2004	37,069	$ 371	$ 310,547	$ (110)

Retained Earnings (Accumulated Deficit)	Allergan Inc. Net Investment	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Shares	Treasury Stock Amount	Total	Comprehensive Income (Loss)
$ —	$ 215,653	$ (1,723)	—	$ —	$213,930	
	11,286				11,286	$ 11,286
14,624					14,624	14,624
		6,226			6,226	6,226
		(1,172)			(1,172)	(1,172)
						$ 30,964
	(80,381)				—	
	(146,558)				(179,197)	
			(3)	(13)	(13)	
14,624	—	3,331	(3)	(13)	65,684	
10,357					10,357	$ 10,357
		9,365			9,365	9,365
		2,507			2,507	2,507
		(1,335)			(1,335)	(1,335)
						$ 20,894
					3,798	
			13	118	2,160	
					—	
					102	
					674	
			(11)	(120)	(120)	
24,981	—	13,868	(1)	(15)	93,192	
(129,370)					(129,370)	$ (129,370)
		55,799			55,799	55,799
		207			207	207
						$ (73,364)
					243,951	
					4,939	
					3,053	
					—	
					219	
					4,288	
				(8)	(8)	
$ (104,389)	$ —	$ 69,874	(1)	$ (23)	$ 276,270	

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended December 31 *(in thousands)*	2004	2003	2002
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES			
Net earnings (loss):	$ (129,370)	$10,357	$25,910
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:			
Amortization and write-off of original issue discount and debt issuance costs	11,028	9,687	814
Amortization and write-off of net realized gain on interest rate swaps	(3,466)	(2,631)	—
Depreciation and amortization	23,616	15,547	15,746
Deferred income taxes	(16,737)	(9,356)	4,150
Tax benefit from issuance of stock under stock plans	4,288	674	—
In-process research and development	28,100	—	—
Loss on exchange of Convertible Senior Subordinated Notes	111,702	—	—
Loss on investments and assets	1,047	756	5,788
Unrealized loss on derivatives	403	246	3,199
Expense of compensation plan	219	102	—
Changes in assets and liabilities, net of effect of acquisition:			
Trade receivables	(48,459)	6,202	2,809
Inventories	13,198	7,214	19,041
Other current assets	(1,514)	5,396	(2,887)
Accounts payable	39,759	(8,882)	11,994
Accrued expenses and other liabilities	7,294	14,574	26,758
Income taxes	5,775	(2,174)	8,944
Other non-current assets	(7,215)	264	4,642
Net cash provided by operating activities	39,668	47,976	126,908
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisition of business, net of cash acquired	(456,709)	—	—
Additions to property, plant and equipment	(17,492)	(12,605)	(16,737)
Purchase of net assets of manufacturing facility	—	(21,359)	—
Proceeds from sale of property, plant and equipment	1,172	556	591
Additions to capitalized internal-use software	(2,415)	(674)	(948)
Additions to demonstration and bundled equipment	(6,778)	(6,971)	(4,993)
Net cash used in investing activities	(482,222)	(41,053)	(22,087)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from issuance of convertible senior subordinated notes	350,000	140,000	—
Proceeds from issuance of senior subordinated notes	—	—	197,194
Long-term debt borrowings	250,000	22,376	108,363
Repayment of long-term debt	(149,243)	(205,000)	(136,363)
Financing related costs	(16,553)	(7,316)	(10,274)
Proceeds from issuance of common stock	7,992	5,958	—
Net proceeds from settlement of interest rate swaps	—	582	5,637
Dividend and distributions to Allergan, Inc., net of advances	—	—	(196,710)
Purchase of treasury stock	(8)	(120)	(13)
Net cash provided by (used in) financing activities	442,188	(43,520)	(32,166)
Effect of exchange rates on cash and equivalents	3,717	2,123	966
Net increase (decrease) in cash and equivalents	3,351	(34,474)	73,621
Cash and equivalents at beginning of year	46,104	80,578	6,957
Cash and equivalents at end of year	$ 49,455	$ 46,104	$ 80,578
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for:			
Interest	$ 21,472	$ 23,391	$ 3,790
Income taxes	14,225	13,727	3,240
Non-cash financing activity – Exchange of convertible notes into common stock	$ 131,400	—	—

AMO®
ADVANCED MEDICAL OPTICS

CORPORATE HEADQUARTERS
1700 E. St. Andrew Place
Santa Ana, CA 92705
(714) 247-8200
E-mail: investors@amo-inc.com
Internet: www.amo-inc.com

TRANSFER AGENT AND REGISTRAR
Mellon Investor Services, LLC
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 852-2179 Domestic
(201) 329-8660 International
Internet: www.melloninvestor.com

FORM 10-K
A copy of AMO's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available through our Web site at www.amo-inc.com or without charge by contacting:

Investor Relations
Erika Richmond
Phone: (714) 247-8348
E-mail: investors@amo-inc.com

ANNUAL MEETING OF STOCKHOLDERS
The Annual Meeting of Stockholders of Advanced Medical Optics, Inc., will be held at our corporate headquarters, 1700 E. St. Andrew Place, Santa Ana, CA 92705, on May 26, 2005, at 10:00 a.m.

CORPORATE GOVERNANCE
For more information on AMO's Corporate Governance Guidelines, Code of Ethics, Committee Charters and other key information, please visit our Web site at www.amo-inc.com.

CERTIFICATIONS
In 2004, our CEO submitted the required certification to the New York Stock Exchange. In 2004, we filed all CEO/CFO certifications required under section 302 of the Sarbanes-Oxley Act as exhibits to our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q.

MARKET PRICES OF COMMON STOCK AND DIVIDENDS
The following table shows the quarterly price range of the common stock during the periods listed. AMO declared no dividends in 2004 or 2003.

CALENDAR QUARTER	2004 HIGH	LOW	2003 HIGH	LOW
First	$ 24.73	$ 20.04	$ 13.65	$ 11.30
Second	42.89	23.90	17.65	12.90
Third	42.67	34.84	18.91	15.26
Fourth	43.69	35.77	20.67	17.21

AMO common stock is listed on the New York Stock Exchange and is traded under the symbol "AVO."

The approximate number of stockholders of record was 4,515 as of February 28, 2005.

TRADEMARKS
Except as set forth below, all capitalized product names are trademarks or service marks that are owned by, licensed to, or promoted by Advanced Medical Optics, Inc., its subsidiaries or affiliates. The following AMO trademarks appear in this report: *Advanced Medical Optics, AMO, Aquavision, Array, Baerveldt, blink, ClariFlex, Complete, Complete Moisture Plus, Consept 1 Step, Gemini, Healon, Oxysept 1 Step, ReZoom, Sensar, Sovereign, Sovereign Compact, Tecnis, Ultracare, Unfolder, Verisyse, Veriflex,* and *Whitestar. Amadeus* is a trademark of SIS AG, Surgical Instruments Systems; and *OptiEdge* is a trademark of Ocular Sciences, Inc. *CustomVue, VISX Star* and *Wavescan* are trademarks of VISX, Incorporated.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Any statements in this report that refer to AMO's estimated or anticipated future results, including, by way of example only, statements regarding the benefits and timing of the VISX transaction, aspirations for growth, intentions to drive efficiencies; discussions of the R&D pipeline, discussions of potential uses for the Company's technology and products, future products, future product approvals, or future approvals for indications regarding previously approved products; and plans for clinical trials and regulatory filings are forward-looking statements.

All forward-looking statements in this report reflect the Company's current analysis of existing trends and information and represent the Company's judgment only as of the date of this report. Actual results may differ from current expectations based on a number of factors affecting AMO's businesses, including uncertainty associated with the satisfaction of conditions to closing the VISX transaction and our ability to successfully integrate and achieve the benefits of the acquisition; changing competitive, regulatory and market conditions; the timing and uncertainty of the results of both the research and development and regulatory processes; domestic and foreign health care and cost containment reforms; technological advances and patents obtained by competitors; the performance, including the approval, introduction and acceptance of new products and continuing acceptance of currently marketed products; the timely and successful implementation of strategic initiatives; the uncertainty associated with the identification of and successful consummation and execution of external corporate development; transactions litigation; and AMO's ability to obtain and maintain a sufficient supply of its products to meet market demand in a timely manner. In addition, matters generally affecting the economy, such as changes in interest and currency exchange rates and the state of the economy worldwide, can affect the Company's results. Therefore, the reader is cautioned not to rely on these forward-looking statements. The Company disclaims any intent or obligation to update these forward-looking statements. Additional information concerning the factors that affect AMO's businesses can be found in AMO press releases as well as its periodic public filings with the Securities and Exchange Commission. In particular, the discussion under the heading "Certain Factors and Trends Affecting AMO and its Businesses" in AMO's 2004 Form 10-K provide additional risk factors.

For board and executive biographies, please visit the company's Web site at www.amo-inc.com.

BOARD OF DIRECTORS



WILLIAM R. GRANT
Chairman of the Board of AMO, Co-founder and Chairman, Galen Associates



JAMES V. MAZZO
President and Chief Executive Officer of AMO



CHRISTOPHER G. CHAVEZ
President and Chief Executive Officer, Advanced Neuromodulation Systems



WILLIAM J. LINK, PH.D.
Managing Director, Versant Ventures



MICHAEL A. MUSSALLEM
Chairman and Chief Executive Officer, Edwards Lifesciences Corporation



DEBORAH J. NEFF
President and Chief Executive Officer, Predicant Biosciences



JAMES O. ROLLANS
Retired Fluor Corporation Executive

EXECUTIVE LEADERSHIP TEAM



JAMES V. MAZZO
President and Chief Executive Officer of AMO



MAX AKEDO
President, Japan



SHEREE L. ARONSON
Vice President, Corporate Communications & Investor Relations



JIM C. COOKE
President, Asia Pacific



HOLGER HEIDRICH, PH.D.
Corporate Vice President and President, Europe/ Africa/Middle East



RICHARD A. MEIER
Executive Vice President of Operations & Finance and Chief Financial Officer



FRANCINE D. MEZA
Senior Vice President, Human Resources



PETER P. NOLAN
Senior Vice President, Manufacturing Operations



JANE E. RADY
Corporate Vice President, Strategy & Technology



C. RUSSELL TRENARY III
Corporate Vice President and Chief Marketing Officer



AIMEE S. WEISNER
Corporate Vice President, General Counsel and Secretary

DESIGN KBDA, Los Angeles **ILLUSTRATION** Elizabeth Burrill

ADVANCED MEDICAL OPTICS
1700 E. ST. ANDREW PLACE | SANTA ANA, CALIFORNIA 92705
WWW.AMO-INC.COM